UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-09424

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Farmers Bank Profit and Savings Plan

B.          Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi  39090

Merchants and Farmers Bank
Profit and Savings Plan
EIN 64-0202960 PN 002
Accountants’ Report and Financial Statements
December 31, 2010 and 2009

Merchants and Farmers Bank
Profit and Savings Plan

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Board of Directors
Merchants and Farmers Bank
Profit and Savings Plan
Kosciusko, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2010 basic financial statements taken as a whole.

BKD, llp

Jackson, Mississippi
June 29, 2011

Federal Employer Identification Number:  44-0160260

Merchants and Farmers Bank
Profit and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments, at Fair Value
First M&F Corporation common stock, 285,673 and 257,880 shares, respectively	$1,068,416	$569,914
Mutual funds	11,611,242	9,685,628
Investment contract with insurance company	1,167,534	1,494,923
	13,847,192	11,750,465

Receivables
Employer’s contribution	75,013	75,000
Participants’ contributions	38	-
	75,051	75,000

Net Assets Available for Benefits, at Fair Value	13,922,243	11,825,465

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	61,449	78,681

	$13,983,692	$11,904,146

See Notes to Financial Statements

Merchants and Farmers Bank
Profit and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Investment Income
Net appreciation in fair value of investments	$1,610,062	$468,240
Interest	37,682	50,955
Dividends	172,118	201,045
Net investment gain	1,819,862	720,240

Contributions
Employer	384,332	460,081
Participants	1,083,066	1,129,818
Rollovers	129,721	3,437
Total contributions	1,597,119	1,593,336

Total additions	3,416,981	2,313,576

Deductions
Benefits paid directly to participants	1,336,285	933,073
Administrative expenses	1,150	700

Total deductions	1,337,435	933,773

Net Increase	2,079,546	1,379,803

Net Assets Available for Benefits, Beginning of Year	11,904,146	10,524,343

Net Assets Available for Benefits, End of Year	$13,983,692	$11,904,146

See Notes to Financial Statements

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1:	Description of the Plan

The following description of Merchants and Farmers Bank Profit and Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan document is available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Merchants and Farmers Bank (the Bank) covering all full-time employees of the Bank and subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Bank is the administrator and trustee of the Plan.  The Plan’s record keeping and custodial functions are performed by Principal Financial Group.

Contributions

Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits.  Participants may direct the investment of their contributions into various investment options offered by the Plan.  The Bank contributes on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant’s salary deferral contributions during the plan year.  For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched.  The Bank makes matching contributions at a rate of 30% of participant contributions (for participants with less than three years of service) and 37.5% of participant contributions (for participants with more than three years of service), subject to a 6% contribution limit per participant.  Discretionary employer contributions, in addition to discretionary matching contributions, amounted to $75,000 for 2010 and 2009.  Forfeitures of $35,804 and $32,995 were used to reduce 2010 and 2009 employer contributions, respectively.  Forfeited nonvested accounts at December 31, 2010 and 2009 totaled $755 and $5,307, respectively.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing salary deferral contributions into any of the separate investment accounts and may change the allocation daily.

Discretionary employer contributions are invested at the election of the Plan.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Participant Accounts

Each participant’s account is credited with the participant’s contributions and matching amounts contributed by the Bank on behalf of the participant.  Other amounts contributed by the Bank are allocated based on a participant’s annual earnings.  Investment earnings on participant directed accounts are allocated based on each participant’s account earnings.  Other investment earnings are allocated based on the balance of a participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  For matching and discretionary employer contributions a participant is fully vested after three years of credited service, upon normal retirement, total disability or death.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Bank contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account, periodic installments for a period not to exceed ten years or a combination thereof.  At December 31, 2010 and 2009, plan assets include $1,869,279 and $1,111,085, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.  Total vested benefits related to these participants amounted to $1,861,441 and $1,107,313 at December 31, 2010 and 2009, respectively.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Contract with Insurance Company

In 2004, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (Principal).  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.

As described in the basis of accounting disclosure, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 2.90%.  Such interest rates are reviewed on a quarterly basis for resetting.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit Principal to terminate the agreement prior to the scheduled maturity date.

	2010	2009

Average yield	3.07%	3.24%
Crediting interest rate at December 31	2.90%	3.10%
Fair value	$1,167,534	$1,494,923
Contract value	$1,228,983	$1,573,604

Plan Tax Status

The Plan obtained its latest determination letter on August 6, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and, therefore, not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  With a few exceptions, the Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 3:	Investments

Except for its investment contract with an insurance company, the Plan’s investments are held by a third-party administrator and custodian.  The Plan’s investments, including investments bought, sold and held during the years ended December 31, 2010 and 2009, appreciated (depreciated) in fair value as follows:

	2010
	Net
	Appreciation
	in Fair Value	Fair Value at
	During Year	End of Year

First M & F Corporation common stock	$374,574	$1,068,416
Mutual funds	1,235,488	11,611,242
Investment contract with insurance company	-	1,167,534

	$1,610,062	$13,847,192

	2009
	Net
	Appreciation
	(Depreciation)
	in Fair Value	Fair Value at
	During Year	End of Year

First M & F Corporation common stock	$(1,398,681)	$569,914
Mutual funds	1,866,921	9,685,628
Investment contract with insurance company	-	1,494,923

	$468,240	$11,750,465

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following amounts are the nonparticipant-directed investments, included in the table below:

	Fair Value at the End of Year
	2010	2009

First M & F Corporation common stock	$712,656	$418,672

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2010	2009

First M & F Corporation common stock	$1,068,416	$569,914
Principal Investors LifeTime 2010 Fund	1,998,548	1,783,404
Principal Investors LifeTime 2020 Fund	1,723,975	1,377,935
Principal Investors LifeTime 2030 Fund	1,590,434	1,289,077
Principal Investors LifeTime 2040 Fund	1,179,546	971,596
Principal Life Insurance Company Guaranteed
Investment Contract	1,167,534	1,494,923

	$8,728,453	$7,486,849

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2010 and 2009 was $209,800 and $252,000, respectively.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 4:	Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	2010
	Nonparticipant-
	Directed	Participant-
	Employer Profit	Directed
	Sharing Fund	Funds	Total
Additions
Investment income
Net appreciation in fair value of investments	$274,955	$1,335,107	$1,610,062
Interest	-	37,682	37,682
Dividends	7,267	164,851	172,118

Net investment income	282,222	1,537,640	1,819,862

Contributions
Employer	75,000	309,332	384,332
Participants	-	1,083,066	1,083,066
Rollovers	-	129,721	129,721

Total contributions	75,000	1,522,119	1,597,119

Total additions	357,222	3,059,759	3,416,981

Benefits paid to participants	63,087	1,273,198	1,336,285
Administrative expenses	151	999	1,150

Net increase	293,984	1,785,562	2,079,546

Net assets available for benefits, beginning of year	418,672	11,485,474	11,904,146

Net assets available for benefits, end of year	$712,656	$13,271,036	$13,983,692

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

	2009
	Nonparticipant-
	Directed	Participant-
	Employer Profit	Directed
	Sharing Fund	Funds	Total

Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$(1,143,421)	$1,611,661	$468,240
Interest	-	50,955	50,955
Dividends	28,136	172,909	201,045

Net investment income (loss)	(1,115,285)	1,835,525	720,240

Contributions
Employer	75,000	385,081	460,081
Participants	-	1,129,818	1,129,818
Rollovers	-	3,437	3,437

Total contributions	75,000	1,518,336	1,593,336

Total additions	(1,040,285)	3,353,861	2,313,576

Benefits paid to participants	55,137	877,936	933,073
Administrative expenses	143	557	700

Net increase (decrease)	(1,095,565)	2,475,368	1,379,803

Net assets available for benefits, beginning of year	1,514,237	9,010,106	10,524,343

Net assets available for benefits, end of year	$418,672	$11,485,474	$11,904,146

Note 5:	Party-in-interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following is a summary of party-in-interest investments at December 31, 2010 and 2009:

	2010	2009

First M&F Corporation common stock	$1,068,416	$569,914

Affiliates of Principal Financial Group
Guaranteed investment contract with Principal Life Insurance Company, at fair value	1,167,534	1,494,923
Mutual funds managed by Princor Financial Services Corporation	9,954,824	8,269,636

The Bank provides certain administrative services at no cost to the Plan.

Note 6:	Fair Value of Plan Assets and Liabilities

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include First M&F Corporation common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan has no Level 2 investments.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include an investment contract with an insurance company.  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participants’ withdrawals and administrative expenses.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

	2010
	Fair Value Measurements Using
		Quoted
		Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common stock	$1,068,416	$1,068,416	$-	$-
Mutual funds	11,611,242	11,611,242	-	-
Investment contract with insurance company	1,167,534	-	-	1,167,534

	2009
	Fair Value Measurements Using
		Quoted
		Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common stock	$569,914	$569,914	$-	$-
Mutual funds	9,685,628	9,685,628	-	-
Investment contract with insurance company	1,494,923	-	-	1,494,923

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Statements of Net Assets Available for Benefits using significant unobservable (Level 3) inputs:

Investment Contract with Insurance Company

Balance January 1, 2009	$1,300,390

Total realized and unrealized gains and losses included in net increase in net assets available for benefits	50,955

Purchases	360,898
Settlements	(217,320)

Balance December 31, 2009	$1,494,923

Total realized and unrealized gains and losses included in net increases in net assets available for benefits	37,682

Purchases	38,385
Settlements	(403,456)

Balance December 31, 2010	$1,167,534

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 7:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$13,983,692	$11,904,146
Adjustment for employer receivables not recorded on Form 5500	(75,000)	(75,000)

Net assets available for benefits per Form 5500	$13,908,692	$11,829,146

The statement of changes in net assets available for benefits included in the Plan’s Form 5500 filing also excludes the impact of the employer contributions receivable.  The following is a reconciliation of contributions per the financial statements for the year ended December 31, to Form 5500:

	2010	2009

Employer contributions per the financial statements
Adjustment for employer receivables not recorded on Form 5500	$384,332	$460,081
	(75,000)	(75,000)
Employer contributions per Form 5500
	$309,332	$385,081

Note 8:	Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which, in some cases, have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Supplemental Schedule

Merchants and Farmers Bank
Profit and Savings Plan
EIN 64-0202960 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b)	(c)	(d)	(e)
		Units or Par
	Description of Investment	Value	Cost	Current Value
	Equity securities
*	First M & F Corporation common stock	285,673	$1,963,744	$1,068,416

	Mutual funds
	Princor Financial Services Corporation
*	Principal Investors Bond & Mortgage Securities Fund	27,853	N/A	286,331
*	Principal Investors S&P 400 Index Fund	8,715	N/A	124,201
*	Principal Investors S&P 500 Index Fund	4,860	N/A	42,911
*	Principal Investors S&P 600 Index Fund	8,259	N/A	131,892
*	Principal Investors LifeTime Strategic Fund	41,195	N/A	435,842
*	Principal Investors LifeTime 2010 Fund	180,049	N/A	1,998,548
*	Principal Investors LifeTime 2020 Fund	148,875	N/A	1,723,976
*	Principal Investors LifeTime 2030 Fund	138,059	N/A	1,590,434
*	Principal Investors LifeTime 2040 Fund	100,816	N/A	1,179,546
*	Principal Investors LifeTime 2050 Fund	31,880	N/A	358,014
*	Principal Investors Money Market Fund	315,898	N/A	315,898
*	Principal Investors Partners LargeCap Blend Fund	42,060	N/A	399,573
*	Principal Investors Partners LargeCap Value Fund	3,756	N/A	38,121
*	Principal Investors Partners MidCap Value Fund	22,484	N/A	289,599
*	Principal Investors Real Estate Fund	13,379	N/A	208,572
*	Principal Investors Partners LargeCap Growth II Fund	43,363	N/A	336,062
*	Principal Investors Partners MidCap Growth Fund	11,436	N/A	116,764
*	Principal Investors Partners SmallCap Growth II Fund	18,570	N/A	148,191
*	Principal Investors Partners SmallCap Value Fund	9,662	N/A	90,047
*	Principal Investors Partners International Fund	12,200	N/A	140,302

	The American Funds
	American Funds Perspective R3 Fund	13,946	N/A	392,848
	American Funds Hi-Income R3 Fund	30,466	N/A	343,352
	American Funds Fundamental Investors R3 Fund	11,907	N/A	436,152
	American Funds Growth Fund of American R3 Fund	14,157	N/A	424,420

	Oppenheimer Developing Markets Fund	1,690	N/A	59,646

	Total mutual funds			11,611,242

	Principal Life Insurance Company
*	Guaranteed Investment Contract - 2.90%	79,677	N/A	1,167,534
				$13,847,192

* - Denotes party-in-interest

N/A - Cost information not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, hereunto duly authorized.

Merchants and Farmers Bank Profit and Savings Plan

BY:	/s/ Hugh S. Potts, Jr.
Hugh S. Potts, Jr.
Chairman and Chief Executive Officer

Date: June 29, 2011

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm